EXHIBIT 99.2
PRESS RELEASE — March 27, 2008
Barrick’s CEO Wilkins Takes Leave of Absence -
Chairman Peter Munk Becomes Acting CEO
Barrick Gold Corporation (TSX:ABX)(NYSE:ABX) announced today that Greg Wilkins, President and Chief Executive Officer, has taken a leave of absence and that Chairman Peter Munk will assume the CEO responsibilities on an interim basis until further notice.
     Mr. Wilkins has a serious medical condition that will require his absence as he undergoes further tests, examinations and treatment.
     “On behalf of our Board of Directors and employees, we sincerely wish Greg well as he and his family go through a difficult period of uncertainty and challenge. Greg has our full support and deserves our utmost respect for his privacy at this time. He is a valued friend and colleague — a tremendous Chief Executive Officer,” said Peter Munk, Founder and Chairman.
     “Greg and I were to conduct meetings with the European investment community next week and this, as all other business plans, will continue as scheduled,” added Mr. Munk. Barrick’s Executive Vice President and CFO Jamie Sokalsky will participate in Mr. Wilkins’ absence. “Barrick has a depth of management talent and expertise to professionally execute against its business objectives.”
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACT:	MEDIA CONTACT:
Deni Nicoski	Vincent Borg
Vice President,	Senior Vice President,
Investor Relations	Corporate Communications
Tel: (416)307-7410	Tel: (416)307-7477
Email: dnicoski@barrick.com	Email: vborq@barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE